Quinbrook Capital Partners LLC

Financial Statements

(Public per Rule 17a-5(d))
For the Year Ended December 31, 2025

Quinbrook Capital
Partners LLC

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Quinbrook Capital Partners LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quinbrook Capital Partners LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2021.

Houston, Texas
March 31, 2026

WithumSmith+Brown, PC   5847 San Felipe Street, Suite 2600, Houston, TX 77057-3439   **T** (713) 860 1400   **F** (713) 355 3909   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

OMB APPROVAL
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SEC FILE NUMBER
8-70725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Quinbrook Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Rockefeller Plaza, Suite 24A
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald Pollard	631-721-3541	dpollard@intersourcecg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

506 Carneige Center, Suite 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

10/8/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Pollard, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Quinbrook Capital Partners LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sworn to Me this 18th Day of February 2026

Cade Larotonda

CADE LAROTONDA
Notary Public, State of New York
Reg. No. 01LA0010313
Qualified in Suffolk County
Commission Expires June 27, 2027

Signature: Donald Pollard

Title: Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Quinbrook Capital Partners LLC

Statement of Financial Condition

December 31,		2025
Assets		
Cash and cash equivalents	$	1,972,752
Restricted cash		188,753
Prepaid expenses		54,737
Accounts receivable, related party		3,201,848
Other assets		68,328
Current income tax receivable		138,148
Deferred income tax asset		436,962
Total assets	$	6,061,528
Liabilities and Member's Equity		
Liabilities		
Accrued compensation	$	525,432
Due to related parties		419,112
Accounts payable and accrued expenses		28,422
Total liabilities		972,966
Commitments and contingencies		-
Member's equity		5,088,562
Total liabilities and member's equity	$	6,061,528

See accompanying notes to financial statements.

Quinbrook Capital Partners LLC

Notes to Financial Statements

1. Organization and Nature of Business

Quinbrook Capital Partners LLC (the "Company"), a wholly owned subsidiary of Quinbrook Infrastructure Partners (Jersey) Limited ("Parent"), was organized in the State of Delaware on February 25, 2021, and is registered as a broker-dealer (effective March 25, 2022) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a placement agent for unregistered securities offerings and is relieved from Securities and Exchange Commission Rule 15(c)3-3 (the "Customer Protection Rule") based upon Footnote 74.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, other liabilities, revenues, and expenses.

Use of Estimates – The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues – The Company's accounting policies for revenue recognition are discussed in Note 3.

Cash and Cash Equivalents – For purposes of the statement of cash flows, cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions.

Accounts Receivable - Accounts receivable are stated at the amount billed for services. Management's judgment as to the level of probable losses on existing accounts receivable involves the consideration of current economic conditions, examinations of credit worthiness, and evaluation of existing relationships. When it is determined that an accounts receivable may not be collectible, an allowance for credit losses is established. As of December 31, 2025, all accounts receivable are deemed to be collectible so no allowance for credit losses has been provided.

Accounts receivable were $4,524,278 and $3,201,848 at January 1, 2025, and December 31, 2025, respectively.

Fair Value of Financial Instruments – Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own estimates about the assumptions that market participants would use in pricing the asset or liability.

Income Taxes – The Company is taxed as a corporation with the applicable federal and state income tax provisions or benefits included in these financial statements. The Company's tax return and the amounts of allocable profits and losses are subject to examination by taxing authorities. The Company is subject to interest and penalties associated with the late payment of taxes of which none have been incurred for the year ended December 31, 2025. The Company also assesses its deferred tax assets/liabilities and related credits and net operating loss carryforwards.

At December 31, 2025, management has determined that the Company has no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

The Company now adheres to ASU 2023-09 which was implemented by FASB in order to improve income tax disclosures by providing investors and financial statement users with more transparent, detailed and disaggregated information about an entity's income taxes. ASU 2023-09 also prompts an entity to describe atypical factors associated with its effective tax rate.

3. Revenue Recognition

The Company recognizes revenues in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Under this guidance, the Company recognizes revenue from sales when performance obligations under the terms of a contract with a customer are satisfied by analyzing exchanges with its customers using a five-step approach (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract(s); (3) determine the transaction price; (4) allocate the transaction price to the performance obligation(s) in the contract(s); and (5) recognize the revenue when (or as) the Company satisfies a performance obligation.

Significant Judgments - Revenue from contracts includes fees from placement agent services.   The recognition and measurement of revenue is based on the assessment of individual contract terms and does not require significant judgments.

Placement Agent Fees - The Company acts as a placement agent for the Parent, its one client, finding investors for the Parent's unregistered funds, which are primarily pooled investments. Revenues are earned from fees arising from investments in such funds in which the Company acts as a placement agent. Revenue is recognized on the trade date, the date on which the investors close on their commitment to a respective fund. The Company believes that the trade date is the appropriate point in time to recognize revenue for its placement agent services as the investor obtains the control and benefit of the fund at this date and there are no other significant actions the Company needs to take subsequent to this date to fulfill its performance obligation.

<u>Management Fees</u> - The Company is compensated by the Parent for the Company's overall management of its investor relationships, and these management fees are determined on an estimated and periodic basis by the Parent, generally quarterly, and at a minimum annually.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15(c)3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 - 2/3 percent of aggregate indebtedness. At December 31, 2025, the Company had net capital of $999,786 which was $934,922 in excess of its required net capital of $64,864. The Company's percentage of aggregate indebtedness relative to net capital was 97.32%.

5. Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, investment advisory, and venture capital businesses. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, and to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenues from a single customer in 2025, which is its foreign Parent.

6. Lease

The Company follows ASC 842, *Leases*, to account for right-of-use assets and lease liabilities associated with a lease obtained. The following accounting policy elections were made in connection with leases:

- *Long-term lease* – The Company has applied the guidance to its lease with a term greater than 12 months.
- *Discount rates* – The Company elected to use an approximate weighted-average discount rate as the discount rate when the rate implicit in a lease is not readily determinable for all classes of leases.

At December 31, 2024, operating lease right-of-use assets and lease liabilities included office space in New York, New York. Right-of-use assets were recognized at the present value of the lease payments at the inception of the lease adjusted, as appropriate, for certain other payments and allowances related to obtaining the lease and placing the asset in service. Operating lease right-of-use assets were amortized so that lease costs remain constant over the lease term. The lease liability was initially and subsequently recognized based on the present value of its future lease payments.

In August 2025 this operating lease was terminated by the Company. The Company did not incur any penalties associated with this termination. A related party entered into a new lease and rent is now part of the Company's Expense Sharing Agreement (see Note 8).

For the year ended December 31, 2025 the monthly base occupancy payment for the lease was $30,644 which was recorded by the Company in addition to the amortization of the lease asset based upon the weighted average remaining term of the lease and the discount rate:

Operating lease costs:	
Amortization of right-of-use assets	$ 202,638
Interest on lease liabilities	22,022
Short-term lease costs	20,492
Total lease costs	$ 245,152

7. Financial Instruments

Concentration of Credit Risk
The Company provides placement agent services to only one client, the Parent. In the event the client did not fulfill its obligations, the Company may be exposed to risk. It is the Company's policy to continually monitor its market exposure and satisfaction of its agreements with the client. The Company does not anticipate non-performance by the client and maintains a policy of reviewing the credit standing of all parties with which it conducts business.

8. Related Parties

The Company is a wholly owned subsidiary of the Parent, under which exists an arrangement for the Company to act as a placement agent for the Parent's unregistered investment funds and manage certain investor relationships. All revenues earned by the Company during 2025 were from placement fees and management fees for the Parent. The Company had $19,221 due to the Parent at December 31, 2025 consisting of compensation overhead.

The Company had accounts receivable from the Parent at December 31, 2025 of $3,201,848 which consisted of $976,250 in placement agent fees earned by the Company when the Parent's underlying funds received corresponding investments, and of $2,225,598 in management fees for investor relationship management services provided. The placement agent fees receivable will be paid quarterly, through December 2027. The management fees receivable are paid on a periodic basis.

Additionally, an Expense Sharing Agreement exists between the Company and an affiliated company, Quinbrook Infrastructure Partners LLC ("Affiliate"), as the Affiliate pays some expenses on behalf of the Company.

The Company had $399,891 due to the Affiliate at December 31, 2025 which consisted of compensation overhead, health insurance expenses, employee benefits, retirement savings costs, travel costs, and other office expenses paid by the Affiliate, but attributable to the Company under the Expense Sharing Agreement.

9. Income Taxes

For the year ended December 31, 2025, the Company earned a pre-tax net loss from operations of $1,615,762. The Company recorded a current federal income tax benefit of $389,030 for the year ended December 31, 2025. The Company recorded net states income taxes of $9,037 for the year ended December 31, 2025.   At December 31, 2025, the Company had a deferred tax asset of $436,962, no unused credits, and a gross operating loss carryforward of $1,797,291 that does not expire.   The Company's effective tax rate was 21% and its deferred tax asset of $436,962 at December 31, 2025 consisted of:

Net operating loss carryforward	$ 377,431
Accrued bonus	$ 78,065
Accrued rent	($ 18,534)
	$ 436,962

		% of Pre-Tax Net Loss from Operations
Breakdown of tax expense (benefit):		
Current tax expense (benefit) – federal	$(24,951)	2%
Current tax expense (benefit) – state and local	9,037	(1)%
Deferred tax expense (benefit)	(373,116)	23%
Effective tax rate	$(389,030)	24%
Reconciliation of 2025 tax at statutory rates:		
Tax expense at federal statutory rates	$(339,310)	21%
State and local taxes	9,037	(1%)
Permanent differences	(58,757)	4%
	$ (389,030)	

10. Litigation

In the normal course of business, the Company is subject to various claims, legal actions, and disputes. The Company provides for losses, if any, in the year in which they can be reasonably estimated. The Company was the party to a legal dispute for which it had recorded a liability of $457,500 at December 31, 2024. The settlement was agreed upon and paid in March 2025. The Company does not have any accrued legal settlement expenses at December 31, 2025.

11. Subsequent Event

Management has evaluated subsequent events through March 31, 2026 which is the date that the financial statements were available for issuance, and has determined that there are no other events to be reported.